RECEIVED

2006 JAN 17 P 12:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628 100F Street North East
Washington DC 20549
United States of America

6th January 2006



06010256

SUPPL

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
Rule 12g3-2 (b) exemption

We refer to the above and enclose herewith Joint Announcement and the Final Dividend for the year ended 30 June 2005 dated 30 December 2005 in connection with the Company in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

Aldous Chiu

PROCESSED
JAN 18 2006
THOMSON FINANCIAL

Encl.
AC/kh

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



新世界發展有限公司
New World Development Company Limited
(Incorporated in Hong Kong with limited liability)
(Stock Code: 17)



新移動

新世界移動控股有限公司
New World Mobile Holdings Limited
NEW WORLD MOBILE HOLDINGS LIMITED
新世界移動控股有限公司
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 862)

JOINT ANNOUNCEMENT

DELAY IN DESPATCH OF CIRCULARS OF (1) NEW WORLD DEVELOPMENT COMPANY LIMITED; AND (2) NEW WORLD MOBILE HOLDINGS LIMITED

Sole financial adviser to
New World Development Company Limited

 UBS Investment Bank

Joint financial advisers to
New World Mobile Holdings Limited

 UBS Investment Bank



taifook

TAI FOOK CAPITAL LIMITED

Each of NWD and NWM has applied to the Stock Exchange for a waiver from strict compliance with Rule 14.38 of the Listing Rules, such that the date of despatch of the circular of each of NWD and NWM respectively can be postponed to no later than 28 February 2006.

INTRODUCTION

Reference is made to the joint announcement (the "Joint Announcement") issued by NWD and NWM dated 12 December 2005. Terms used in this announcement shall have the same meanings as those defined in the Joint Announcement unless the context requires otherwise.

DELAY IN DESPATCH OF CIRCULARS

As stated in the Joint Announcement, a circular containing, among other things, further details of the Proposed Merger is required to be despatched by NWD to the NWD Shareholders in accordance with the Listing Rules. A circular containing, among other things, (i) further details of the Proposed Merger, (ii) the accountants' report on the NWM Group; (iii) the accountants' report on the Telstra CSL Group; (iv) the proforma financial information on the NWM Group as a result of Completion; and (v) a notice of the EGM is required to be despatched by NWM to the NWM Shareholders in accordance with the Listing Rules. In accordance with Rule 14.38 of the Listing Rules, NWD's circular and NWM's circular have to be despatched to the NWD Shareholders and the NWM Shareholders respectively no later than 3 January 2006, being 21 days after the publication date of the Joint Announcement.

As advised by the NWM Board, additional time is required to prepare certain information to be included in NWM's circular, including but without limitation to (i) the financial impact of the Proposed Merger on the NWM Group; (ii) the accountants' report on the NWPCS Group for the three years ended 30 June 2005 and the four months ended 31 October 2005; (iii) the accountants' report on the Telstra CSL Group for the three years ended 30 June 2005 and the four months ended 31 October 2005; and (iv) the proforma financial information on the NWM Group as a result of Completion. The NWM Board expected that the abovementioned information will be made available to the NWM Group by the end of January 2006. In light of the above, NWM has applied to the Stock Exchange for a waiver from strict compliance with Rule 14.38 of the Listing Rules such that the date of despatch of NWM's circular can be postponed to no later than 28 February 2006.

NWD intends to despatch its circular to the NWD Shareholders on the same day as NWM despatches its circular to the NWM Shareholders in order to ensure that the information to be included in both circulars is consistent. As such, the despatch date of NWD's circular has to be delayed as a result of the abovementioned delay in despatch of NWM's circular. Accordingly, NWD has also applied to the Stock Exchange for a waiver from strict compliance with Rule 14.38 of the Listing Rules such that the date of despatch of NWD's circular can be postponed to no later than 28 February 2006.

Based on the information of the NWD Board and the NWM Board, the Stock Exchange would grant a waiver to each of NWD and NWM from strict compliance with Rule 14.38 of the Listing Rules, such that the date of despatch of the circular of each of NWD and NWM can be postponed from 3 January 2006 to no later than 28 February 2006.

By Order of the Board of
New World Development Company Limited
LEUNG Chi-Kin, Stewart
Company Secretary

By Order of the Board of
New World Mobile Holdings Limited
SIEN Yun-Man, Raymond
Company Secretary

Hong Kong, 30 December 2005

As at the date of this announcement, the NWD Board comprises: (i) executive directors: Dato' Dr. CHENG Yu-Tung, Dr. CHENG Kar-Shun, Henry, Dr. SIN Wai-Kin, David, Mr. LIANG Chong-Hou, David and Mr. LEUNG Chi-Kin, Stewart; (ii) non-executive directors: Mr. CHENG Yue-Pui, Mr. CHENG Kar-Shing, Peter, Mr. CHOW Kwai-Cheung, Mr. HO Hau-Hay, Hamilton and Mr. LIANG Cheung-Biu, Thomas and (iii) independent non-executive directors: Lord SANDBERG, Michael, Mr. YEUNG Ping-Leung, Howard, Dr. CHA Mou-Sing, Payson, JP, Mr. CHA Mou-Zing, Victor (as alternate director to Dr. CHA Mou-Sing, Payson) and Mr. LEE Luen-Wai, John, JP.

As at the date of this announcement, the NWM Board comprises (i) executive directors: Dr. CHENG Kar-Shun, Henry, Mr. DOO Wai-Hoi, William, JP, Dr. WAI Fung-Man, Norman, Mr. TO Hin-Tsun, Gerald, Mr. CHOW Yu-Chun, Alexander, and; (ii) non-executive directors: Mr. LO Lin-Shing, Simon and Mr. HO Hau-Chong, Norman; and (iii) independent non-executive directors: Mr. WEI Chi-Kuan, Kenny, Mr. KWONG Che-Keung, Gordon and Mr. HUI Chiu-Chung, JP.

Please also refer to the published version of this announcement in The Standard.



新世界發展有限公司

New World Development Company Limited

(incorporated in Hong Kong with limited liability)

(stock code: 0017)

FINAL DIVIDEND FOR THE YEAR ENDED 30 JUNE 2005

On 6 October 2005, the Directors of New World Development Company Limited (the "Company") resolved to recommend a final dividend for the year ended 30 June 2005 of HK$0.20 per share, and as to HK$0.01 per share, this dividend will be paid in cash and as to HK$0.19 per share, this dividend should take the form of scrip dividend with a cash option to shareholders on the register of members as at 30 November 2005. At the annual general meeting held on 30 November 2005, the said final dividend was approved. This announcement is to advise the shareholders how the scrip entitlements to the said final dividend are being arrived at.

A circular setting out details of the said final dividend was sent to shareholders on 1 December 2005. It was mentioned, inter alia, that for the purpose of calculating the number of shares of HK$1.00 each of the Company ("Share(s)") to be allotted, the market value of a new Share will be calculated as an amount equal to 97% of the average of the closing prices of an existing Share on The Stock Exchange of Hong Kong Limited for the five trading days up to and including 30 December 2005. It is now determined that the said average closing price is HK$10.90. Accordingly, the number of new Shares which shareholders of the Company will receive in respect of their existing Shares for which cash election of the scrip entitlements to the said final dividend is not made will be calculated as follows:-

$$\text{Number of new Shares to be received} = \text{Number of existing Shares for which cash election is not made} \times \frac{\text{HK\$0.19}}{\text{HK\$10.90} \times \frac{97}{100}}$$

The number of new Shares to be received by each shareholder will be rounded down to the nearest whole number of new Shares. Fractional entitlements to the new Shares will not be allotted but will be disregarded and the benefit thereof will accrue to the Company. The new Shares will not rank for the final dividend in respect of the year ended 30 June 2005 but will rank pari passu in all other respects with the existing Shares.

Application has been made to the Listing Committee of The Stock Exchange of Hong Kong Limited for the grant of listing of and permission to deal in the new Shares. It is expected that certificates for the new Shares and cheques for cash entitlements will be posted to shareholders of the Company at the risk of those entitled thereto on or before 24 January 2006.

By Order of the Board
Leung Chi Kin, Stewart
Company Secretary

Hong Kong, 30 December 2005

As at the date of this announcement, (a) the executive directors of the Company are Dato' Dr. CHENG Yu-Tung, Dr. CHENG Kar-Shun, Henry, Dr. SIN Wai-Kin, David, Mr. LIANG Chong-Hou, David and Mr. LEUNG Chi-Kin, Stewart; (b) the non-executive directors of the Company are Mr. CHENG Yue-Pui, Mr. CHENG Kar-Shing, Peter, Mr. CHOW Kwai-Cheung, Mr. HO Hau-Hay, Hamilton and Mr. LIANG Cheung-Biu, Thomas and (c) the independent non-executive directors of the Company are Lord SANDBERG, Michael, Mr. YEUNG Ping-Leung, Howard, Dr. CHA Mou-Sing, Payson, JP, Mr. CHA Mou-Zing, Victor (as alternate director to Dr. CHA Mou-Sing, Payson) and Mr. LEE Luen-Wai, John, JP.

Please also refer to the published version of this announcement in The Standard.